UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of January 2009
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
Not applicable.

DISCLOSURE OF OTHER EVENTS
          On January 12, 2009, we issued a press release a copy of which is attached to this Form 6-K as exhibit 99.1.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer & Director

Dated: January 12, 2009

INDEX TO EXHIBITS
Exhibits
99.1	Press Release

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